

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 16, 2010

Kumar Gursahaney
DJSP Enterprises, Inc.
900 South Pine Island, Suite 400
Plantation, FL 33324

> **Re: DJSP Enterprises, Inc.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed June 4, 2010**
> **File No. 333-164907**

Dear Mr. Gursahaney:

We have reviewed your amended filing and have the following comments. References to prior comments refer to those in our letter dated May 28, 2010.

General

1. We note that Messrs. Propper and Stern have recently filed Schedules 13D relating to purchases of your ordinary shares. Please confirm that you have informed the selling stockholders of their duties and obligations pursuant to Regulation M, specifically Rule 102, with respect to the distribution of the securities being registered pursuant to the registration statement. Pursuant to Rule 461(b)(7), we will take into consideration your response in granting acceleration of effectiveness of the registration statement.

Recent Developments, page 3

2. Expand your discussion of the loss of title clients to indicate their significance to your results of operations. Consider disclosing the amount of revenue they contributed in the prior years.

3. Tell us more about the Large Bank client that is converting their foreclosure systems and why this conversion impacted the amount of new foreclosure files. Indicate why you believe that it would not be until the third quarter that the conversion is completed.

Balance Sheet Items, page 4

4. Please remove the label "unaudited" from the December 31, 2009 column and identify in the first paragraph of this section that the amounts for December 31, 2009 were derived from the audited financial statements of DJS Processing Division and Its Combined Affiliates.

Risk Factors, page 10

5.   We note the additional disclosure regarding the rescission rights of certain shareholders that was added to the notes to the pro forma financial statements in response to prior comment 6. Given this new disclosure, please reinstate the risk factor discussing the risk of rescission that was removed in your first amendment to the S-1, filed March 26, 2010. Please disclose in the risk factor the potential cost to the company if all of the shareholders eligible for rescission were to exercise that right.

6.   We note that under Section 2.1.1 of the private placement registration rights agreement, filed as Exhibit 4.4 to your Form 20-F filed on January 22, 2010, it appears that you must pay a penalty to investors in the private placement if your registration statement is not effective by a certain date. Please include risk factor disclosure regarding this penalty. Please also incorporate by reference the private placement registration rights agreement as an exhibit to your registration statement.

"In connection with the Transaction, we and our subsidiaries issued approximately $103 million of debt…," page 13

7.   Please expand this risk factor to discuss your new $15 million revolving line of credit from Bank of America which is secured by substantially all of your assets. Please also file your loan agreement with Bank of America as an exhibit to your registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Certain Relationships and Related Transactions

Services Agreement, page 72

8.   We note the new disclosure in this section regarding the revised fee schedule between DJS LLC and DJS. Please file documentation related to this modification of the Services Agreement as an exhibit to your registration statement. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K and Question 146.04 of our Regulation S-K Compliance & Disclosure Interpretations, available on our website.

        As appropriate, please revise your registration statement in response to our comments. Please provide us with marked copies of the amendment to expedite our review. Please also furnish a cover letter with your amendment. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions or comments on the financial statements and related matters. For all other questions, please contact Matthew Crispino,

Staff Attorney, at (202) 551-3456. If you require further assistance you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (212) 407-4990
     Giovanni Caruso, Esq.
     Loeb & Loeb LLP